Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Chicas Tacos Holdings, Inc
745 Merchant St
Los Angeles, CA 90021
www.chicastacos.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Chicas Tacos Holdings, Inc
Address: 745 Merchant St, Los Angeles, CA 90021
State of Incorporation: DE
Date Incorporated: March 06, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks:

Friends and Family

Invest in the first 48 hours and get an additional 10% bonus shares

Early Bird

Invest in the first 10 days and get an additional 5% bonus shares

Amount Based Perks:

$500+

15% Lifetime Discount

Invest $500+ and receive 15% off all Chicas Tacos food and beverage

$1,000+

20% Lifetime Discount

Invest $1,000+ and receive 20% off all Chicas Tacos food and beverage, and get Chicas Tacos merch package including a Chicas Hat, T-shirt, and more

_$5,000+_

LAFC Tickets + 30% Lifetime Discount

Invest $5,000+ and receive 30% off all Chicas Tacos food and beverage, 2 Founders Lounge tickets to an LAFC Game at Banc of California Stadium, and get a Chicas Tacos merch package

_$15,000+_

Trip to Baja w/ Founders

Invest $15,000+ and receive 30% off all Chicas Tacos food and beverage, and get a guided culinary trip to Baja California with Chef Eduardo and the Chicas founders

*Discounts do not apply at Chicas Tacos at the Banc of California stadium

** Discounts may not apply at future licensed or partnership locations

***All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Chicas Tacos Holdings, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 common stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Chicas Tacos Holdings is the parent company to Chicas Tacos stores across Los Angeles. Currently, it has interests in 2 locations, one in Culver City and one licensing/franchise store in the AFC Banc of California Soccer Stadium. It does not have ownership interests in the Chicas Tacos downtown location, which is the only store owned by an affiliate company and may merge in the future. Our plan is to have

Chicas Tacos Holdings hold ownership interests in all future locations, other than licensing/franchise stores.

Each Chicas Tacos is owned by an individual LLC. Chicas Tacos Holdings receives 5% of gross revenue from each location as management fee (including the DTLA location) and each location pays 20% of distributable cashflow to Chicas Tacos Holdings until the location/store-level investors are repaid their investment. Thereafter, each location will pay 70% of distibutable cashflow to Chicas Tacos Holdings, with the exception. The distributions exclude the DTLA location, LAFC Banc of California Soccer Stadium and any future licenseing/parntership locations/stores.

Chicas Tacos first opened its doors to downtown Los Angeles in 2016. Today, Chicas Tacos is one of the fastest-growing Mexican Fast Casual restaurant brands in Southern California with plans to open 3 additional locations opening in the 2020. We have solidified strategic partnerships and brand alignments with some of the most prominent and well-known companies in their respective industries.

Chicas Tacos plans to to become one of Southern California's favorite restaurant chains as well as leaving its lasting imprint on America's fastest-growing foodservice industry - fast-casual restaurants. Chicas Tacos aims to have 5 locations open and operating in 2020.

With high-profile openings such as the Chicas Tacos in Venice as well as Chicas Tacos in the soon-to-open All Seasons Brewery in the iconic Firestone Tire building at Wilshire and La Brea, Chicas Tacos will soon be reaping the benefits of years of strategizing, designing, and rolling-out the Chicas brand.

Competitors and Industry

Chicas Tacos operates in the fast-casual restaurant industry - one of the fastest-growing food service segments in the world. This industry includes companies like Shake Shack, Sweetgreen, Tender Greens, and many more. These brands are all vying for a similar customer - one who appreciates high quaility ingredients, good design, convenience, and value. At a more granular level, companies like Tocaya and Trejo's Tacos offer a similar product type (elevated Mexican food).

Current Stage and Roadmap

There are currently 3 open and operating Chicas Tacos locations (DTLA, Culver City and LAFC Banc of California Soccer Stadium).

We plan to have 3 additional locations opening in the next 6 months. A 1400 square foot Chicas Tacos is anticipated to open in March 2020 along W 3rd St in the Beverly Grove neighborhood followed shortly after by a location inside the soon-to-open All Seasons Brewery at the iconic Firestone Tire building at Wilshire and La Brea. Following that will be a very high profile opening of Chicas Tacos within a national healthfoods grocery store in Venice Beach.

In the future, Chicas Tacos plans to to raise additional capital, if needed, to further expand the Chicas Tacos brand throughout the West Coast and beyond.

The Team

Officers and Directors

Name: Chris Blanchard

Chris Blanchard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder + President
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Chris oversees the day to day operations of Chicas Tacos Holdings and formulates high-level corporate strategy. This is Chris's full-time job and he takes no salary compensation.

Name: Nicolo Rusconi

Nicolo Rusconi's current primary role is with BLVD Companies. Nicolo Rusconi currently services 10 - 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder + CFO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Nicolo aids in formulating top level marketing, brand, and creative strategies for Chicas Tacos. Nico works on Chicas Tacos 20 hours per week and does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** BLVD Companies
  Title: Cofounder + President
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Nicolo oversees high level brand and development strategy for BLVD and its portfolio of hotels, companies, and restaurants.

Name: Jon Blanchard

Jon Blanchard's current primary role is with BLVD Companies. Jon Blanchard currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder + Secretary

Dates of Service: January 01, 2016 - Present
Responsibilities: Jon aids in high level design and development strategies for the Chicas Tacos roll-out pipeline. Jon works on Chicas Tacos for 5 hours per week and does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** BLVD Companies
  Title: Founder + CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Jon oversees high level company strategy and investment portfolio.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the restaurant industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete, undesirable, or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Chicas Tacos Holdings LLC was formed on April 4, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Chicas Tacos Holdings has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Chicas Tacos is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property; trademarks, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the our portfolio of intellectual properties unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual properties are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing deals, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the California Department of Public Health Food Safety and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Minimum Wage Regulation

Chicas Tacos Holdings and its portfolio of restaurants is subject to government mandated minimum wage increases, and with the industry's dependence on hourly workers, increases in state or federally mandated minimum wage has the potential to negatively impact the business.

Ingredient Risk

Chicas Tacos Holdings places extreme importance on the quality of all ingredient vendors, but issues or contaminants in certain ingredients could pose liability risk and health risks to our customers.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chicas Tacos Partners LLC (managed by Jonathan Blanchard, 32.875% owned by Jonathan Blanchard, 32.875% owned by Nicolo Rusconi, 32.875% owned by Christopher Blanchard)	1,076,112	Common Stock	89.23

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,206,000 outstanding.

Voting Rights

Except as otherwise provided by the Certificate of Incorporation or law, stockholders shall have one vote for each share of stock and the right to vote via proxy.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $235,000.00
  Number of Securities Sold: 61,200
  Use of proceeds: Bridge capital for Chicas Tacos Holdings Operating Expenses and inter-company loan paybacks
  Date: February 26, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 68,688
  Use of proceeds: Start-up funds for Chicas Tacos Holdings
  Date: April 18, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,076,112
  Use of proceeds: n/a
  Date: April 04, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Chicas Tacos Holdings currently runs at a burn rate of approximately $20k per month. Assuming no revenue generation, the Company would be able to operate into Q3 of this year and potentially Q4 with additional cost cutting measures.

Foreseeable major expenses based on projections:

Payoff of intercompany debt, monthly payroll, and expansion of our marketing strategies would be our primary expenses. Additional outlays of capital for development or unit-level capital calls are potential expenses above and beyond our anticipated monthly spend.

Future operational challenges:

Delays in revenue stabilization or path to profitibility could hinder growth at the parent company level. The mutualistic relationship between Holdings and the individual restaurants creates an environment where more aggressive spending on marketing and public relations at the parent level positively impacts the success of the restaurants and subsequently increases the management fees and cash disbursements back to Holdings. Finding this balance will be operational challenge, but one we're well equipped and excited to tackle.

Future challenges related to capital resources:

Capital calls at the unit levels would be the biggest potential capital resource challenge. Ongoing operating deficits at the restaurant levels (longer than 3-6 months depending on burn rate) would require Holdings and its unit level partners to inject capital until the unit is profitible. Each unit earmarks a substantial operating reserve in its budget, but budget overruns and unforeseen costs have the potential to eat into that reserve in addition to included contingencies. Strict oversight of budgets and ongoing P+L forecasts at the unit level will allow for us to stay nimble and dynamic in our approach to operating both at Holdings and at the restaurants in order to mitigate any impacts these scenarios would have on capital resources.

Future milestones and events:

Each subsequent store opening through 2020 will mitigate the financial risks at Holdings, and they also bring with them a swath of media coverage, real-world brand visibility, and access to new demographics and Southern California submarkets. All of these factors are positive contributions to potential success of Chicas Tacos. On the other hand, as our portfolio grows larger, we'll need to be more nimble and more proactive in our initiatives, and we plan to heavily focus on the 'people' aspect of the company to make sure our team is optimally equipped to tackle the financial, operating, and brand challenges in front of us.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not have any active lines of credit. The company currently has roughly $125K in Cash currently across all company accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, the funds are critical to company operations. We have additional investment totaling approximately $200k coming into the Holdings over the next 60 days in addition to the StartEngine Raise. The unit accounts have the capability to provide loans to Holdings as well.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Partially. We see all investment over the coming months as critical to maintaining optimal operating infrastructure but we do have the ability to scale back operations at

the Holdings level to preserve operating capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum allows us to operate until we are cash flow positive. We've already made major investments in restaurants and our goal is to continue to operate them and expand. Indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum allows us to operate until we are cashflow positive as well as further capitalize value-add endeavors like PR, marketing, and roll-out pipeline acceleration. Indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, we anticipate raising $10-15M in 2021 through private equity groups for a larger West Coast expansion. Depending on the timeline for revenue stabilization at the unit levels, we may also raise an additional $100,000 to $200,000 in Reg D offering at a $5 per share price. We may look to raise this capital bewtween March 2020 and August 2020.

Indebtedness

- **Creditor:** Chicas Tacos Beverly Grove 3 LLC
  Amount Owed: $161,405.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Chicas Tacos 1, LLC
  Names of 20% owners:
  Relationship to Company: Chicas Tacos 1 and Chicas Tacos Holdings are both owned by Jon Blanchard, Nico Rusconi, and Chris Blanchard.
  Nature / amount of interest in the transaction: As of December 31, 2018, the company has paid a total amount of $66,547 of Chicas Tacos 1 expenses. Chicas Tacos has common ownership. Repayment of this debt will be profits generated over the coming 1-2 years.

Material Terms: Repayment of this debt will be profits generated over the coming 1-2 years. There is no interest rate on this receivable and no maturity date has been set.

- **Name of Entity:** Chicas Tacos Beverly Grove 3 LLC
  Names of 20% owners:
  Relationship to Company: Related Entity; Company's subsidiary.
  Nature / amount of interest in the transaction: Between November 2019 through January 2020, Chicas Tacos Beverly Grove 3 LLC paid roughly $161k in expenses and overhead on behalf of Chicas Tacos Holdings which Chicas Tacos Holdings owes back to Chicas Tacos Beverly Grove 3 LLC.
  Material Terms: No terms have been set for the repayment of these loans.

Valuation

Pre-Money Valuation: $6,030,000.00

Valuation Details:

The pre-money valuation was calculated by looking at projected stabilized 2020 aggregate unit revenue from existing and anticipated units/locations.The anticipated units/locationed is based on a presumed pre-funded pipeline of $2.2M worth of portfolio expansion in 2019/2020.

Chicas is anticipating stabilization of management fees and unit-level distributions in 2022. With the projected revenue and an EBITA of 12X multiple based on the assumption that a 2021 private equity raise will further capitalize the Chicas Tacos roll-out pipeline (i.e. adding additional units). The 12x EBITA multiple is standard for fast casual industry based on Duff & Phelps Public Valuations for the fast causal sector, published in its resturant montly update (Jan 2018).

Chicas Tacos believes a $6M valuation accurately captures the current risk environment of the company (knowing that current development pipeline is already funded) and future potential growth of the brand, IP, and revenue stream diversification (retail, lifestyle, etc.).

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  A portion of the funds raised will be used to accelerate and expand Chicas Tacos'
  marketing and partnership endeavors.

- *Operations*
  83.0%
  Funds will be used to cover corporate overhead until Chicas Tacos Holdings
  experiences positive cashflow.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds
as follows:

- *StartEngine Platform Fees*
  3.5%

- *Unit Capital Commitments and Intercompany Debt Payoff*
  30.0%
  Fund completion of partnership opportunities and payoff intercompany loans.

- *Marketing*
  5.0%
  Accelerate marketing and partnership initiatives as well as fund more impactful
  online advertising and social media marketing campaigns.

- *Operations*
  58.0%
  Further business development efforts and accelerate build-out of company
  tech/brand infrastructure. Capitalize the executive management team payroll
  until positive cashflow.

The Company may change the intended use of proceeds if our officers believe it is in
the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or
directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.chicastacos.com (www.chicastacos.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chicastacos

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Chicas Tacos Holdings, Inc

[See attached]

CHICAS TACOS HOLDING, L.L.C.

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 6, 2018) TO DECEMBER 31, 2018
(UNAUDITED)
(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS
(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Chicas Tacos Holding, L.L.C.
Los Angeles, California

We have reviewed the accompanying financial statements of Chicas Tacos Holding, L.L.C. (the "Company,"), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from inception (March 16, 2018) to December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

January 16, 2020
Los Angeles, California

CHICAS TACOS HOLDING L.L.C.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	13,233
Prepaids and other current assets		66,547
Total current assets		**79,780**
Property and equipment, net		399,958
Total assets	$	**479,738**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$	2,145
Other current liabilities		15,000
Total current liabilities		**17,145**
Total liabilities		**17,145**
MEMBERS' EQUITY		
Members equity		700,000
Retained earnings/(Accumulated Deficit)		(237,407)
Total members' equity		**462,593**
Total liabilities and members' equity	$	**479,738**

See accompanying notes to financial statements.

Chicas Tacos Holding, L.L.C
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception to	December 31,2018
(USD $ in Dollars)	
Net revenue	9,450
Cost of goods sold	-
Gross profit	9,450
Operating expenses	
General and administrative	234,377
Sales and marketing	12,480
Total operating expenses	246,857
Operating income/(loss)	(237,407)
Interest expense	-
Income/(Loss) before provision for income taxes	(237,407)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**(237,407)**

See accompanying notes to financial statements.

Chicas Tacos Holding, L.L.C
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Members Equity	Retained earnings/ (Accumulated Deficit)		Total members Equity	
Inception date March 6, 2018	-	$	-	$	-
Net income/(loss)			(237,407)	$	(237,407)
Member contribution	700,000			$	700,000
Debt to equity converstion	-			$	-
Balance—December 31, 2018	**700,000**	$	**(237,407)**	$	**462,593**

See accompanying notes to financial statements.

Chicas Tacos Holding, L.L.C
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Inception to		December 31, 2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(237,407)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property		42
Amortization of intangibles		-
Changes in operating assets and liabilities:		
Prepaids and other current assets		(66,547)
Accounts payable and accrued expenses		2,145
Other current liabilities		15,000
Net cash provided/(used) by operating activities		**(286,767)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(400,000)
Sale of property and equipment		-
Purchases of intangible assets		-
Net cash provided/(used) in investing activities		**(400,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Member contribution		700,000
Net cash provided/(used) by financing activities		**700,000**
Change in cash		13,233
Cash—beginning of year		-
Cash—end of year	$	**13,233**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Chicas Tacos Holding L.L.C. was formed on March 6, 2018 in the state of California. The financial statements of Chicas Tacos Holding L.L.C. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Chicas Tacos Holdings L.L.C. acquire funds from investors and use such funds to invest in, manage, and operate other entities (each, a ''PropCo'' and collectively, the '''PropCos'') as Mexican food restaurant known as ''Chicas Tacos'', which PropCos will buy or lease certain real property for their operation. Chicas Tacos is a fast casual taco Restaurant known for organic, locally-sourced ingredients, made-to-order tacos, aguas frescas, and more.

Going Concern and Management's Plans

The Company has recently commenced operations and lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. The buildings are depreciated over 32 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception to 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our freshly made to order tacos when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

Chicas Tacos Holding, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2018

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   PREPAIDS AND OTHER CURRENT ASSETS

Prepaid and other current assets was comprised of the following items:

As of Year Ended December 31,	2018
Due to/from related party	$ 66,547
Total Prepaids Expenses and other Current Assets	**$ 66,547**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2018
Buildings	$ 400,000
Property and Equipment, At cost	400,000
Accumulated depreciation	(42)
Property and Equipment, Net	**$ 399,958**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2018 totaled $42.

5.   OTHER CURRENT LIABILITIES

As of December 31, 2018, other current liabilities consist of:

Other Current Liabilities:	
Due to/from Wholefoods	$ 15,000
Total Other Current Liabilities	**$ 15,000**

6.   DEBT

The Company had no debt as of December 31, 2018.

7.   MEMBERS' EQUITY

The current ownership percentage of the members are as follows:

As of Year Ended December 31, 2018

Member's name	Ownership percentage
Chicas Tacos Partners	94%
Lazar Capital Holdings	6%
TOTAL	**100%**

8.   RELATED PARTIES

As of December 31, 2018, the company has paid a total amount of $66,547 of Chicas Tacos 1 expenses. Chicas Tacos has common ownership. Repayment of this debt will be profits generated over the coming 1-2 years. There is no interest rate on this receivable and no maturity date has been set.

Between November 2019 through January 2020, Chicas Tacos Beverly Grove 3 LLC paid roughly $161,000 in expenses and overhead on behalf of Chicas Tacos Holdings which Chicas Tacos Holdings owes back to Chicas Tacos Beverly Grove 3 LLC.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 16, 2020 date the financial statements were available to be issued.

Between November 2019 through January 2020, Chicas Tacos Beverly Grove 3 LLC paid roughly $161,000 in expenses and overhead on behalf of Chicas Tacos Holdings which Chicas Tacos Holdings owes back to Chicas Tacos Beverly Grove 3 LLC.

The company is currently in the process of converting to a C Corporation for Crowdfunding purposes on StartEngine platform.

No subsequent events have been noted.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Chicas Tacos

Home of a Better Taco





⊙ **Website**   📍 Los Angeles, CA   **FOOD & BEVERAGE**

$42,510 raised ⓘ

42	55
Investors	Days Left

$5.00	$6.03M
Price per Share	Valuation

Equity	**$250.00**
Offering Type	Min. Investment

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Chicas Tacos is a Los Angeles-based fast, casual Mexican Restaurant chain founded by Chef Eduardo Ruiz, Chris Blanchard, Jon Blanchard, and Nicolo Rusconi. Chicas honors tradition and brings customers a high-quality food and service experience by serving fresh, delicious Mexican food in a vibrant, homestyle atmosphere. Chicas Tacos has gained widespread popularity across Los Angeles in the few years since its opening in DTLA including being featured in Timeout for one of LA's Best Fish Tacos as well as winning the Taco de Chef award at Bill Esparza's renowned Taqueado Fest.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Award-winning food nominated by James Beard and Jonathan Gold recognized Chef Eduardo Ruiz who was voted as one of the top 5 Mexican American Chefs by Food and Wine

- Chicas Tacos has worked with some of the most prominent and well-known brands

- Chicas brings best in class innovative operations infrastructure to make

Bonus Rewards

Get rewarded for investing more into Chicas Tacos

$250+
Investment

StartEngine Owner's Bonus

- Chicas brings best in class innovative operations infrastructure to make ordering a seamless experience with the Chicas mobile app, self-ordering kiosks, and easy online ordering for pick-up or delivery

"Chicas Tacos pioneered the movement of utilizing fresh, never-frozen ingredients in a bold yet balanced menu inspired by the vibrant flavors of Mexico. Our passion and love for the culinary culture of Mexico has made Chicas Tacos one of the fastest-growing Mexican fast-casual chains in California."

THE PROBLEM

There's a hole in the fast-dining market

Sure, there are fast-food Mexican-style restaurants like Taco Bell, Del Taco, and Chipotle and there are plenty of sit-down restaurants that provide delicious, authentic Mexican food experiences. But, finding real, fresh, high-quality Mexican food served in a well-designed, fast-casual setting is harder to come by. There is a growing demand for restaurants like Chicas Tacos.


Nobody likes giving up quality for convenience

THE SOLUTION

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

Early Bird

Invest in the first 10 days and get a additional 5% bonus shares

4 days 21 hours 0 mins 57 secs

$500+

Investment

15% Lifetime Discount

Invest $500+ and receive 15% off a Chicas Tacos food and beverage.

$1,000+

Investment

20% Lifetime Discount

Invest $1,000+ and receive 20% off Chicas Tacos food and beverage, a Chicas Tacos merch package inclu Chicas Hat, T-shirt, and more.

$5,000+

Investment

LAFC Tickets + 30% Lifetime Discount

Invest $5,000+ and receive 30% off Chicas Tacos food and beverage, 2 Founders Lounge tickets to an LAF Game at Banc of California Stadiur get a Chicas Tacos merch package

$15,000+

Investment

Fast and casual meets a delicious, high-quality experience

Chicas Tacos caters to this demand with high-quality, fresh ingredients such as our award-winning hand-pressed corn tortillas from La Princesita, our slow-braised marinated barbacoa, and our 20-ingredient Caesar dressing. We serve all of our delicious food in a vibrant, homestyle environment while utilizing much of the industry-leading restaurant technology to make the experience as fast, efficient and consistent as possible.


Chicas
FRESH
DAILY

THE MARKET

Fastest growing segment of the restaurant industry

The fast-casual and overarching quick-service restaurant industry is expected to generate $246.7 billion in food and beverage sales in 2019, according to data from the National Restaurant Association. It is one of the fastest-growing segments of the restaurant industry due to its rising popularity as an easy and frequent dine-in or delivery option for consumers around the country.

Trip to Baja w/ Founders

Invest $15,000+ and receive 30% o
Chicas Tacos food and beverage, a
a guided culinary trip to Baja Calif
with Chef Eduardo and the Chicas
founders.

Los Angeles, our home city, has one of the fastest-growing markets for high-quality fast-food dining and presents tremendous opportunities for restaurants that serve up the right experience.



The quick service restaurant industry is expected to generate **$246.7 billion** in sales in 2019

OUR TRACTION

Quick success for our award-winning cuisine

Chicas Tacos has received widespread acclaim throughout Los Angeles in the few years since opening its first location in the downtown area in 2016. From winning Best Fish Taco by Timeout to most recently winning the Taco de Chef award at LA's Taqueando Fest, Chicas has showcased its commitment to fresh, bold Mexican food. Chicas was also selected as one of the primary food vendors for the Banc of California's LAFC soccer stadium and is opening in a highly sought after, industry leading grocery store in 2020. Chicas Tacos Culver City opened in January 2020 to widespread popularity and the Beverly Grove location is anticipated to open in Q1 2020 as well. Chicas Tacos will also open a location within All Seasons Brewing at the iconic Firestone Tire building on La Brea in Los Angeles in a few months.



Voted



Best Fish Taco
by Timeout



Won the
Taco de Chef
award at LA's
Taqueando Fest







91 likes

108 likes

10k+ Followers

WHAT WE DO

Fresh, high-quality Mexican cuisine served in minutes

Chicas Tacos is an elevated fast-casual Mexican restaurant that serves tacos, burritos, bowls, nachos, quesadillas, plant-based options, and more. Multiple locations also serve fresh, delicious Aguas Frescas, margaritas, beer, and wine.

locations also serve fresh, delicious Aguas Frescas, margaritas, beer, and wine. We source high-quality ingredients and take pride in every element of our menu. We offer a variety of vegan and plant-based dishes that have consistently impressed our guests like our award-winning Impossible Taco and our mouth-watering Jackfruit Taco. Our kitchen is highly efficient and can deliver meals within 4 - 6 minutes and 6 - 10 during peak times.


DELIVERY | PICK-UP
CATERING | DROP-OFF
Chicas
NATURAL | ORGANIC | NON-GMO | FREE RANGE
FRESH | NEVER FROZEN | WILD CAUGHT
DON'T FORGET TO SHARE!
ORDER ONLINE
CHICASTACOS.COM
FOLLOW US
@CHICASTACOS

THE BUSINESS MODEL

Our two primary revenue streams are management fees and unit-level distributions (unit refers to location). Chicas Tacos Holdings (CTH) also makes revenue through licensing deals such as the Banc of California Stadium and through technical service or other fees paid from unit development. Chicas Tacos forms independent Special Purpose Entities (SPEs) for holding store level leases and assets. Stores pay 20% of distributable cashflow to Chicas Tacos Holdings until the store-level investors are paid back. Upon substantial investor payback, Chicas Tacos Holdings receives 70% of distributable cashflows and investors receive the remaining 30% of distributable cashflows in perpetuity. Chicas Tacos Holdings owns 70% of each unit, except for licensing/partnership stores and the DTLA location—currently owned by an affiliate but may merge in CTH the future.

Chicas Tacos's plan is to operate at a 27-28% food cost and a sub 60% prime cost. In addition, we plan to expand and open multiple locations beyond the west coast, which in turn will increase our potential aggregate unit revenue.




Management Fees
Unit Level Distribuitions
Licensing Deals
Chicas seeks to run at a 27-28% food cost and a sub 60% prime cost

HOW WE ARE DIFFERENT

Chicas Tacos is an all-in-one experience, accessible to all!

Chicas Tacos brings consumers easy access to delicious, fresh Mexican food. With at least five different locations across LA by the end of 2020, as well as the Chicas Tacos Mobile App, our website and all of our delivery partners, Mexican food this healthy and tasty has never been so accessible.

Chicas Tacos has selected some of the most thriving markets in the world for fast, inexpensive cuisine. Chicas Tacos serves up great tacos with high-quality ingredients our guests trust and appreciate. We devote time and passion to each and every taco, burrito, or bowl we serve and you can taste it.


Chicas



THE VISION

The Premier Casual Fast Food of Mexican Cuisine

By 2025, we plan to have 30-50 locations across the US in large urban epicenters such as major cities on the West Coast and in Texas and New York. By 2030, our goal is to open over 100 locations.

In order to accelerate unit growth, we plan to seek at least one major private equity raise in the coming years. By the end of 2020/beginning of 2021, we plan to have enough financial data from the 5 units go to market for a raise to roll-out an additional 10 - 25 units. By this time, we hope to be able to leverage our unit-owned cash flow to continue expanding the brand countrywide.



TACOS

By 2030, our goal is to open over 100 locations

Grand opening of our new Culver City location


9345
Culver City
Chamber of Commerce
GRAND
OPENING
FRIDAY JANUARY 10
celebrating
all
January

OUR TEAM

We know the business inside and out

Chicas Tacos was founded by Eduardo Ruiz, a James Beard nominated chef, Chris Blanchard, a highly successful marketing entrepreneur, along with his brother Jon Blanchard, and Nicolo Rusconi. Before Chicas Tacos, Chris worked on multiple Fortune 500 advertising and marketing campaigns spanning various industries. He is an expert on developing and leading strategy for the company.

Jon Blanchard and Nicolo Rusconi are co-founders in Chicas Tacos as well as in BLVD Hospitality where they have been behind some of LA's most renowned properties including the Ace Hotel on Broadway, the newly opened Hoxton Hotel, downtown private members' club Soho Warehouse, and LA's first modular construction high-rise, citizenM hotel. BLVD is DTLA's largest lifestyle hospitality developer with over $500M of real estate developed.

Our Director of Operations, Ronit Gieske, worked in corporate management roles for Tender Greens prior to joining Chicas Tacos and brings with her a plethora of relevant food, hospitality, and service experience derived from her time at groups like Hillstone and David Meyers Group.

Our other team members and consultants have garnered years of experience helping to develop highly successful brands and strategies in the food service industry and beyond, such as Alfred Coffee and many more.





Jon Blanchard
Founder

Chris Blanchard
Founder

Nicolo Rusconi
Founder

Eduardo Ruiz
Founder & Executive Chef

Ronit Gieske
Director of Operations

We believe we represent the future of fast-food

Chicas Tacos represents the future of the fast-casual industry: high-quality ingredients, great hospitality, an enjoyable ambiance within a vibrant well-design space, and most importantly, great food that respects tradition.

We love the smile someone gets when they eat at Chicas Tacos. We love hearing, "That's the best taco I've ever had," and we take pride in the team and family that make Chicas Tacos what it is behind the scenes. With a founding team that understands the intricacy of development, the nature of culture, the love of hospitality, and the impact of design, Chicas Tacos has potential to change the future of fast-casual food.

We will offer investors perpetual discounts at our current and future locations and top investors in our company will receive exclusive special experiences.





In the Press



SHOW MORE

Meet Our Team







Christopher Blanchard

Cofounder + President

Chris Blanchard was a prominent LA marketing veteran prior to cofounding Chicas Tacos in 2016. Through his passion for all things Mexico (from tacos to tequila), Chris stepped up to run Chicas Tacos from its inception to today. Chris oversees all day to day operations of of Chicas Tacos. But don't let that fool you. You'll frequently see him behind the counter taking orders or at the expo line maintaining the consistency and quality that Chicas Tacos has become known for.





Chef Eduardo Ruiz

Cofounder + Executive chef

Chef Eduardo Ruiz is the Director of Tacos and co-founder of Chicas Tacos, the Culinary + Beverage Director for BLVD Companies, as well as one of the early pioneers of the Alta California culinary movement. Chef Eduardo rapidly rose to culinary fame with his acclaimed restaurant, Corazon Y Miel where Chef Eduardo, partner Robin Chopra, and the Corazon team received consecutive inclusion on Jonathan Gold's Los Angeles Times 101 Best List, as well as Mr. Gold's selection of Best Mexican Restaurants. The restaurant enjoyed a stunning three star review from Los Angeles magazine restaurant critic Patric Kuh, and Ruiz was honored as a semi-finalist by The James Beard Foundation for Rising Star Chef of the Year. He was awarded the esteemed honor of Zagat's Los Angeles 30 Under 30, and in February 2015, Ruiz participated in the Taste of Waldorf Astoria via the Beard Foundation where he and Chef Jimmy Schmidt of Waldorf La Quinta brought home the Audience Favorite award. Most recently, Chef Eduardo was selected as one of America's Best Mexican American Chefs by Food and Wine, and he also brought home the Taco de Chef award at Bill Esparza's first annual Taqueando Festival in Downtown Los Angeles.



Ronit Gieske

VP of Operations

Ronit Gieske is an F&B operations rockstar with over 15 years of management experience at companies like Hillstone, David Meyers Groups (Hinoki + the Bird), and most recently as Director of New Store Openings at Tender Greens. Ronit oversees all unit operations and operational strategy across the Chicas portfolio.





Nicolo Rusconi

Cofounder / CFO + Creative Director

Nicolo Rusconi is a passion-based hospitality



Jon Blanchard

Cofounder + Secretary

Jon Blanchard is a proven hospitality pioneer, hotelier, and market visionary with entrepreneur, hotelier, and brand experience architect with a portfolio that spans industries. In addition to co-founding BLVD, Nico cofounded fast-casual restaurant brand Chicas Tacos as well as the Arts District espresso bar and lounge, RVCC Intersect. He was selected for Zagat's 30 under 30 in 2016 for his creativity and vision in hospitality; he currently sits on the board of directors for the Los Angeles Conservation Corps; and he is a founding partner in the DTLA-focused event collective, LaunchDTLA. Nico supports high-level brand, marketing, creative, and investment endeavors for Chicas Tacos. He runs BLVD Hospitality full-time and spends approximately 10-15 hours per week on Chicas Tacos.



an accomplished track-record of nationally-renowned hospitality projects. Jon founded BLVD Hospitality in 2008, and after spearheading downtown Los Angeles' first adaptive reuse hospitality project with the historic renovation of the United Artists' Building and Theatre into the award winning Ace Hotel, Jon set his sights on the rekindled LA hospitality development renaissance. BLVD, under the vision of Blanchard, is creating and developing some of the industry's most anticipated hospitality and real estate projects in Los Angeles and beyond. Jon is full-time at BLVD, but spends 5-10 hours per week on Chicas Tacos.



Offering Summary

Company :	Chicas Tacos Holdings, Inc
Corporate Address :	745 Merchant St, Los Angeles, CA 90021
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered :	214,000
Price per Share :	$5.00
Pre-Money Valuation :	$6,030,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks:

Friends and Family

Invest in the first 48 hours and get an additional 10% bonus shares

Early Bird

Invest in the first 10 days and get an additional 5% bonus shares

Amount Based Perks:

$500+

15% Lifetime Discount

Invest $500+ and receive 15% off all Chicas Tacos food and beverage

$1,000+

20% Lifetime Discount

Invest $1,000+ and receive 20% off all Chicas Tacos food and beverage, and get Chicas Tacos merch package including a Chicas Hat, T-shirt, and more

$5,000+

LAFC Tickets + 30% Lifetime Discount

Invest $5,000+ and receive 30% off all Chicas Tacos food and beverage, 2 Founders Lounge tickets to an LAFC Game at Banc of California Stadium, and get a Chicas Tacos merch package

$15,000+

Trip to Baja w/ Founders

Invest $15,000+ and receive 30% off all Chicas Tacos food and beverage, and get a guided culinary trip to Baja California with Chef Eduardo and the Chicas founders

*Discounts do not apply at Chicas Tacos at the Banc of California stadium

** Discounts may not apply at future licensed or partnership locations

***All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Chicas Tacos Holdings, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 common stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Chicas Tacos to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500



I'm not a robot



reCAPTCHA
Privacy - Terms

Post

About

Our Team
Equity Crowdfunding 101
Blog
Careers
Invest in StartEngine

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us



start engine



Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.